Filed Pursuant to Rule 433

Registration No. 333-187405

March 21, 2013

ST. JUDE MEDICAL, INC.
Term Sheet

3.25% Notes due 2023
4.75% Notes due 2043

Issuer:	St. Jude Medical, Inc.
Expected Ratings (Moody’s / S&P / Fitch)*:	Baa1 / A / A
Format:	SEC Registered
Ranking:	Senior Unsecured
Trade Date:	March 21, 2013
Expected Settlement Date:	April 2, 2013 (T+7)
Interest Payment Dates:	April 15 and October 15 of each year
First Interest Payment Date:	October 15, 2013
	3.25% Notes due 2023	4.75% Notes due 2043
Principal Amount:	$900,000,000	$700,000,000
Maturity Date:	April 15, 2023	April 15, 2043
Benchmark Treasury:	2.00% due February 15, 2023	2.75% due November 15, 2042
Benchmark Treasury Price:	100-27	92-16
Benchmark Treasury Yield:	1.906%	3.140%
Spread to Benchmark Treasury:	+140 bps	+165 bps
Yield to Maturity:	3.306%	4.790%
Coupon:	3.25%	4.75%
Price to Public:	99.524%	99.364%
Make-Whole Call:	At any time before January 15, 2023 (three months prior to maturity), T + 25 basis points	At any time before October 15, 2042 (six months prior to maturity), T + 30 basis points
Par Call:	At any time on or after January 15, 2023 (three months prior to maturity)	At any time on or after October 15, 2042 (six months prior to maturity)

CUSIP Number / ISIN Number:	790849 AJ2/US790849AJ26	790849 AK9/US790849AK98
Day Count:	30/360
Minimum Denominations:	$2,000 x $1,000
Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC U.S. Bancorp Investments, Inc.
Senior Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. RBS Securities Inc.
Co-Managers:	BNP Paribas Securities Corp. J.P. Morgan Securities LLC Mizuho Securities USA Inc. PNC Capital Markets LLC SMBC Nikko Capital Markets Limited SunTrust Robinson Humphrey, Inc. TD Securities (USA) LLC

SELLING RESTRICTIONS

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) no offer of notes may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

This prospectus has been prepared on the basis that any offer of notes in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. Accordingly any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This prospectus supplement does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations and the notes will not be listed on the SIX Swiss Exchange. Therefore, this prospectus supplement may not comply with the disclosure standards of the listing rules (including any additional listing rules or prospectus schemes) of the SIX Swiss Exchange. Accordingly, the notes may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors who do not subscribe to the notes with a view to distribution. Any such investors will be individually approached by the underwriters from time to time.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement on Form S-3 (including a base prospectus dated March 21, 2013, as supplemented by a preliminary prospectus supplement, dated March 21, 2013, the “Prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and any document incorporated by reference in the Prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322, or by e-mail at dg.prospectus_requests@baml.com, or by calling Wells Fargo Securities, LLC, toll-free at 1-800-326-5897, or by e-mail at cmClientsupport@wellsfargo.com.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.